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                                                                    EXHIBIT 99.1



     CHARTERED SEMICONDUCTOR MANUFACTURING LTD

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     NO CHANGES TO CHARTERED SEMICONDUCTOR MANUFACTURING'S 300MM PLANS
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     In light of reports published by the Semiconductor Business News online on
     18 September 2002 and the EE Times online on 20 September 2002 which could potentially be confusing in suggesting that Chartered had accelerated its plans for Fab 7, the Company wishes to clarify and confirm that there have not been any changes in its plans for this fab. Based on the Company's current assessment of market demand, initial production from Fab 7 is expected in the late third quarter of 2003, and the rate of ramp thereafter will be based on market demand. Fab 7 is Chartered's first 300mm fab.

     While the Company's usual practice is not to comment on media reports relating to the Company, in this particular case, the Company is of the view that it is necessary to issue a clarification because the Company is in the midst of an offering of its securities and the report attributed certain statements to the Company which are potentially confusing.

     Submitted by Nancy Tan See Sin, Joint Company Secretary on 25/09/2002 to the SGX